UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VIEW SYSTEMS, INC

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

926706201

 (CUSIP Number)

Gunther Than

1550 Caton Center Dr. Suite E

Baltimore MD 21227

410-242-8439

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2008

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 526706201

1.	Names of Reporting Persons Michael L. Bagnoli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,009,000

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 5,009,000

	10.	Shared Dispositive Power 0 shares

CUSIP Number: 926706201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,009,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of View Systems, Inc., a Nevada corporation (the “Company”), which has its principal office at 1550 Caton Center Dr. Suite E. Baltimore MD 21227.

Item 2.	Identity and Background

(a)  Name: This statement is being filed by Michael Bagnoli (the “Reporting Person”).

(b) Residence or Business Address: 40 Redwood Court, Lafayette, IN 47905

(c) Present Principal Occupation and Address: Oral surgeon, 2020 Union St., Ste 200, Lafayette, IN 47904

(d)  During the past five years, the Reporting Person has not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and

(e)   During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person acquired 5,000,000 common shares of the Company at $0.04 per share. The source of funds is personal funds.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares in exchange for the satisfaction and release of $200,000 of debt owed by the Company to the Reporting Person. During the past several years, the Reporting Person has forwarded $375,000 in principal amounts to the Company The Company has experienced adverse developments in its business. The Company has minimal cash and cannot presently pay its obligations as they come due, including payment of the debt. In addition, the Company has a substantial working capital deficit. The Company has unsuccessfully attempted to raise funds from various sources, including certain of its major stockholders and investors. The Reporting Person may make additional advances to the Company. The transaction has also resulted in a change in control of the Company. Dr. Bagnoli is a director of the Company and was a director at the time of the transaction.

Item 5.	Interest in Securities of the Issuer

Dr. Michael Bagnoli beneficially owns 5,009,000 shares of Common Stock as of the date of this report which represents 30.8% of the outstanding Common Stock of the Company based on 16,247,163 shares of outstanding as reported in the latest available filing with the Securities and Exchange Commission.  The shares owned by Dr. Bagnoli represent 5,007,625 common shares held by Dr. Bagnoli, 500 common shares held by his spouse and 875 shares held by a trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2008
Date
/s/ Michael L. Bagnoli
Signature
Michael L. Bagnoli, Secretary of View Systems Inc.